Exhibit 99.1

GLG Life Tech Corporation * 519 World Trade Centre * 999 Canada Place Vancouver, B.C. Canada V6C 3E1 TSX: GLG, NASDAQ: GLGL

GLG LIFE TECH CORPORATION ANNOUNCES THIRD QUARTER 2010 RESULTS

  Revenue grew 41% year over year to $21 million for th e third quarter compared to the same period in the previous year

  EBITDA grew 63% year over year to $6.4 million for the third quarter compared to the same period in the previous year

  Revenue increase driven by new distribution agreements signed in 2010

Vancouver, B.C. November 12, 2010 - GLG Life Tech Corporation (NASDAQ: GLGL, TSX: GLG) (“GLG” or the “Company”), a vertically integrated leader in the agricultural and industrial development of stevia extracts, announces financial results for the third quarter ended September 30, 2010.

Business Highlights

Earnings

Nine month revenue grew 38% year over year to $39.6 million. Third quarter revenue grew 41% year over year to $21 million. The overall growth was driven primarily by new distribution contracts signed in 2010 and overall market growth for stevia sales. New markets including China and Mexico contributed to the geographic diversification of GLG’s revenues.

Nine month EBITDA rose 113% year over year to $12.7 million. Third quarter 2010 EBITDA rose 63% year over year to $6.4 million.

EBITDA increase primarily attributed to a strong increase in nine month revenues and contributions from more proprietary stevia leaf used in production compared to the same period in 2009.

Stevia leaf harvest in 2010 going well and the Company is on track to harvest 100% proprietary leaf which further will improve its cost position going forward.

Continued success in obtaining financing for its operations and 2010 stevia leaf purchases.

The Company has had continued success in renewing its loans and obtaining new short term loans and credit facilities to finance its operations and stevia leaf purchases. During the nine months ended September 30, 2010, the Company renewed loans totalling $30.3 million and obtained new loans totalling $54.6 million.

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As at September 30, 2010 the Company had $26.5 million cash on hand and working capital of $5.5 million.

Product Development

Launch of breakthrough new stevia blend BlendSureTM: In July, the Company launched BlendSure™ at the Institute of Food Technologists conference in Chicago, Illinois. GLG believes the new product, which was developed by GLG’s research and development team, is the first of its kind in the industry and combines specific glycosides in a unique and proprietary ratio to deliver high quality taste and stability in carbonated soft drinks at a price point that is competitive with sugar. BlendSure™ has met all of the requirements for self affirmed GRAS (generally recognized as safe) and has received a letter of certification from GRAS Associates. The Company filed a dossier for a no objection letter from the FDA in July 2010.

Market Development
GLG continues to make progress in increasing the commercial adoption of its high grade stevia extracts in key global markets. Business development highlights in the third quarter include:

Distribution agreements signed in key regions

China: On September 16th, GLG signed an exclusive five year renewable supply agreement with Fengyang Xiaogangcun ¥ongkang Foods High Tech Co. Ltd. (“FXY”) for GLG’s full range of stevia extract products within China. FXY is a privately held Chinese company based in the Xiaogang region in Anhui province. FXY produces consumer products including stevia and stevia/sugar tabletop sweeteners, reduced and zero calorie beverages and food products mainly for the Chinese market. FXY also has developed stevia/sugar blend products suitable for the China National Sugar Reserve. The agreement between the two companies includes exclusive supplies of stevia extract products and full line of products to FXY. GLG has received an initial purchase order under this supply agreement for $US 12.6 million for delivery within 2010 fiscal year.

North America and Europe: On October 26th, GLG partnered with ChemPoint.com Inc. (“ChemPoint”), a prominent e distributor of specialty and fine ingredients, for the marketing, sale and distribution of GLG’s portfolio of high quality stevia extracts within the United States and Europe. ChemPoint will provide marketing, sales and order fulfillment, as well as technical support and expertise. The companies will jointly launch focused campaigns targeting key segments of the food and beverage industry immediately. The three year agreements establishes ChemPoint as the exclusive supplier of stevia extract products for the high value tier three and tier four customers in the US and European food and beverage industry.

India and Middle East: On October 6th, GLG announced the its joint venture with Global Agrisystem Private Limited (“Global Agri”) for the marketing, development and distribution of GLG’s portfolio of stevia extracts in markets throughout India and the Middle East. Global Agri, a Katra Group company, is among India’s largest agribusiness companies focused on the food and agricultural sectors. The signed Market Development Agreement focuses on the utilization of the knowledge, expertise and resources of each party in order to develop the market for stevia in India. This includes obtaining governmental approvals, introduction of certain products to this market, development of new consumer products, government support, agriculture and the future development of manufacturing and processing capacity of stevia for domestic use and possible export.

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The two parties have also signed an exclusive distribution agreement for the development of the Middle East market for GLG’s stevia extract products where the Katra Group also has extensive experience in the sale and distribution of products. The five year agreement includes distribution of GLG’s stevia extract products including the BlendSure™ product line, Rebpure™, Rebsweet™ in India and Middle East and marketing supports, sales and technical training to be provided by GLG to Global Agri. There will be an initial purchase commitment for the Middle East market of approximately $1.7 million for delivery within the 2010 fiscal year.

Agricultural Developments

Agricultural R&D Program Further Improves Cost and Sustainability Position: On November 2nd, the Company announced that its stevia seed propagation program has been succeeded and that the Company’s new Huinong Two (“H2”) proprietary stevia variety has produced enough seeds to fulfill the majority of requirements for the next stevia planting season. The new seeds provide GLG a significant cost advantage due to very high levels of rebaudioside A naturally present in the new stevia strain. GLG plans to upgrade its varieties company wide and to utilize its new H2 strain at all growing bases in China for the 2011 crop season. All improvements to GLG proprietary seed strains are through natural breeding methods.

The H2 strain contains approximately 66% rebaudioside A in the plant leaf. Rebaudioside A is the sweetest component of the stevia plant and the primary glycoside used to meet the market demand for stevia sweeteners. GLG’s H2 strain has yielded 10% higher rebaudioside A content than the previous generation (H1). In addition, the H2 strain also generates 22% more leaf per acre. GLG plans to upgrade its varieties company wide and to utilize its new H2 strain at all 12 of the Company’s growing bases in China for the 2011 crop season.

GLG also announced that an H3 generation is on track to be commercially available for its farmers in the 2012/2013 stevia planting season. The GLG agricultural R&D team has already completed the most difficult steps in developing a commercially viable new natural strain. The H3 generation will now enter the final stages of commercial plot testing and seed propagation which is expected to take one to two years to complete. The H3 proprietary strain results show the following improvements in yield:

• 76% rebaudioside A content in the leaf, a 26% increase from the H1 strain

• An estimated 600kg of additional stevia leaf harvested per acre, a 46% increase over H1, which improves land and resource utilization

• An estimated 40% overall leaf cost improvement expected as a direct result of the increased RA content and increased leaf yield

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• Greater processing efficiencies expected

• All improvements to GLG proprietary seed strains are through natural breeding methods.

Regulatory Developments

USA: On September 14th, the United States Food and Drug Administration (“FDA”) issued a Generally Recognized as Safe (“GRAS”) Letter of No Objection (Filing No. GRN000329) for GLG’s highest purity stevia extract Rebpure™ RA97. In addition, GLG is currently engaged in a comprehensive program to obtain letters of no objection for several of its other highly purified stevia extracts. In addition, GLG is currently engaged in a comprehensive program to obtain letters of no objection for several of its other highly purified stevia extracts. The Company has filed notices with the FDA following self affirmation for its innovative new blended sweetening system BlendSure™ as well as its purified stevioside product, PureSTV™.

Third Quarter 2010 Financial Results Highlights

The following results from operations have been derived from and should be read in conjunction with GLG’s interim consolidated financial statements for the nine months ended September 30, 2010, and its audited consolidated financial statements for previous years. Certain prior year's figures have been reclassified to conform to the current financial information presentation.

In thousands Canadian $, except per share amounts	Third quarter 2010	Third quarter 2009	% Change	Nine months 2010	Nine months 2009	% Change
Revenue	$20,951	$14,814	41%	$39,627	$28,619	38%
Cost of Sales	$13,957	$10,719	30%	$25,719	$21,463	20%
% of Revenue	67%	72%	(5) pts	65%	75%	(10) pts
Gross Profit	$6,994	$4,095	71%	$13,908	$7,156	94%
% of Revenue	33%	28%	5pts	35%	25%	10pts
General & Administrative Expenses	$4,267	$2,935	45%	$10,888	$8,171	33%
% of Revenue	20%	20%	1pts	27%	29%	(2) pts
Income (Loss) from Operations	$2,727	$1,160	135%	$3,020	($1,015)	(398%)
% of Revenue	13%	8%	5pts	8%	(4%)	12pts
Other Income (Expenses)	($1,066)	$1,059	(201%)	($2,907)	$1,314	(321%)
% of Revenue	(5%)	7%	(12) pts	(7%)	5%	(12) pts
Income Tax	$165	($862)	(119%)	$121	($151)	(180%)

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Recovery (Expense)
Non Controlling Interests		$42	(100%)	$17	$122	(87%)
Net Income after Income Taxes and Non Controlling Interests	$1,826	$1,399	31%	$250	$270	(7%)
Earnings per share (Basic)	$0.07	$0.07	1%	$0.01	$0.01	(30%)
Earnings per share (Diluted)	$0.07	$0.06	16%	$0.01	$0.01	(30%)
EBITDA (1)	$6,385	$3,917	63%	$12,671	$5,951	113%
% of Revenue	30%	26%	4pts	32%	21%	11pts

(1) EBITDA is a non GAAP financial measure. GLG calculates it by adding to net income before taxes (1) Depreciation and amortization expense as reported on the cash flow statement, (2) Other Income (Expenses), (3) Stock based compensation expense, and (4) Non controlling interest. This might not be the same definition used by other companies. For the discussion of EBITDA, and the reconciliation of EBITDA to net income before taxes and after minority interest under Canadian GAAP, please see’ Non GAAP Financial Information” below.

Revenue

Revenue for the three months ended September 30, 2010, which was derived entirely from stevia sales, was $21.0 million, an increase of 41% over $14.8 million in revenue for the same period last year. This increase is due to a substantial increase in sales in China compared to prior periods, when the majority of sales were made in the US.

Revenue for the nine months ended September 30, 2010 was $39.6, million compared to $28.6 million for the same period in the previous year – an increase of $11.0 million, or 38%.

Gross Profit

Gross profit for the three months period ended September 30, 2010 was $7.0 million, an increase of 71% over $4.1 million in gross profit for the comparable period in 2009. The absolute increase in gross profit can be attributed to the reduced production costs of stevia extract as detailed in the cost of sales section. The gross profit margin for the three month period ended September 30, 2010 was 33%, compared to 28% for the three month period ended September 30, 2009. The Company believes that this improvement continues to validate the cost reduction strategy the Company began implementing in 2007. The Company’s use of its own proprietary stevia leaf to meet 100% of production requirements is central to this strategy. Based on the current results of the stevia leaf harvest in 2010, the Company expects to realize this goal.

Gross profit for the nine months ended September 30, 2010, was $13.9 million, an increase of 94% compared to gross profit of $7.2 million for the same period in the previous year. Gross profit margin for these periods was 35% and 25%, respectively, and this increase was driven by the higher use of GLG proprietary leaf in 2010 compared with 2009, as well as lower manufacturing processing costs in 2010 compared with 2009.

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General and Administration Expenses

In thousands Canadian $	Third quarter 2010	Third quarter 2009	% Change	Nine months 2010	Nine months 2009	% Change
SG&A Expenses	$2,994	$1,742	72%	$7,556	$5,429	39%
Stock Based Compensation	$867	$749	16%	$2,340	$1,725	36%
G&A Amortization & Depreciation	$406	$444	(9%)	$992	$1,017	(3%)
Total	$4,267	$2,935	45%	$10,888	$8,171	33%
% of Revenue	20%	20%	0pt	27%	29%	(2) pts

General and administration (“G&A”) expenses include sales, general and administration costs (“SG&A”), depreciation and amortization expenses on non manufacturing fixed assets and stock based compensation.

Sales, General, and Administration (SG&A) Expenses

SG&A expenses for the three months ended September 30, 2010 were $4.3 million, an increase of $1.3 million or 45% over the same period for 2009. The key expense categories that increased were:

Professional fees: Professional fees rose due to increased cost of compliance with securities and corporate governance regulations (including the Sarbanes Oxley Act of 2002) since November 2009 when the Company was listed on the NASDAQ Global Market. This increase represents approximately 47% of the increase in SG&A.

Salaries: Salaries represented approximately 17% of the increase in SG&A. The increase in salaries was due to additional sales and marketing staffing expenditures in both North America and China, as well as an increase in administrative salaries in China.

Sales and marketing: Sales and marketing expenses accounted for approximately 27% of the increase in SG&A, as the Company continues to develop the market for its stevia extracts.

SG&A expenses for the nine months ended September 30, 2010 were $10.9 million compared to $8.2 million for the same period of 2009, a 33% increase attributable to the same items as noted above.

Stock based compensation was $0.9 million for the third quarter of 2010, compared with $0.7 million in the same quarter of 2009. GLG had an amended stock compensation plan approved by its shareholders at its annual general meeting in June 2008. Under the amended plan, the number of common shares available for issue is 10% of the issued and outstanding common shares. During the quarter, compensation from vesting stock based compensation awards was recognized due to previously granted options and restricted shares.

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Stock based compensation was $2.3 million for the nine months ended September 30, 2010 compared to $1.7 million for the same period of the previous year. The increase is primarily related to the recognition of stock based compensation related to the vesting of stock options and restricted shares granted in June 2010.

G&A related depreciation and amortization expenses for the three months ended September 30, 2010, was $0.4 million and is consistent with the G&A related depreciation and amortization expenses of $0.4 million for the comparable period in 2009. For the nine month period ended September 30, 2010, there was a decrease of 3% as compared to the same period of the previous year. This was due to the re classification of amortization of patents to cost of sales from G&A, which was offset by the increase in amortization of G&A related assets in China at GLG’s Runhai, Runhao and Runyang subsidiaries, which came into operation during the second quarter of 2010.

Other Expenses

In thousands Canadian $	Third quarter 2010	Third quarter 2009	% Change	Nine months 2010	Nine months 2009	% Change
Other Income (Expenses)	($1,066)	$1,059	(201%)	($2,907)	$1,314	(321%)
% of Revenue	(5%)	7%	(12) pts	(7%)	5%	(12) pts

Other expenses for the three months ended September 30, 2010, were $1.1 million, a 201% increase in other expenses as compared to other income of $1.1 million for the same period in 2009. There were two items that primarily contributed to the change for the three months ended September 30, 2010:

(1)

 Interest expense of $0.9 million which was consistent with interest expense of $0.9 million in 2009. Interest expense for the three month periods ended September 30, 2010 and 2009, respectively, were mainly related to the Company’s bank loans in China, and

(2)	Foreign exchange loss of $0.3 million on US dollars denominated monetary assets and liabilities, compared to a foreign exchange gain of $1.9 million for the three months ended September 30, 2009.

Other expenses increased $4.2 million, or 321%, for the nine months ended September 30, 2010, compared to the same period of 2009 – from other income of $1.3 million to other expense of $2.9 million. This increase in other expenses was driven by:

(1)

 Interest expense increased by $1.0 million to $3.0 million for the nine months ended September 30, 2010, from $2.0 million for the same period of the previous year. The main reason for the higher interest expense in 2010 was the increased amount of debt for the nine months ended September 30, 2010, compared to the same period in 2009. Additionally, in the comparative period in 2009, interest expense of $0.6 million on the advance from a customer for product was capitalized to inventory.

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(2)	Foreign exchange loss for the nine months ended September 30, 2010, was $0.2 million, compared to a foreign exchange gain of $3.2 million for the nine months ended September 30, 2009.

Income Tax Recovery (Expenses)

In thousands Canadian $	Third quarter 2010	Third quarter 2009	% Change	Nine months 2010	Nine months 2009	% Change
Income Tax Recovery (Expense)	$165	($862)	(119%)	$121	($151)	(180%)
% of Revenue	1%	(6%)	7pts	0%	(1%)	1pt

During the quarter ended September 30, 2010, the Company recorded income tax recovery of $0.2 million – an increase of $1.0 million compared to the third quarter of 2009. The tax recovery was $0.1 million for the nine months ended September 30, 2010, compared to $0.2 million income tax expense for the comparative period in 2009.

The increase in the income tax recovery was mainly driven by the increase of the non capital loss taxes in 2010 generated by one of the Company’s Chinese subsidiaries.

Net Income

In thousands Canadian $	Third quarter 2010	Third quarter 2009	% Change	Nine months 2010	Nine months 2009	% Change
Net income	$1,826	$1,399	31%	$250	$270	(17%)
% of Revenue	9%	9%	0pts	1%	1%	0pts

The Company’s net income increased by $0.4 million to $1.8 million for the three month period ended September 30, 2010, in comparison to the net income of $1.4 million for the same period of 2009. This $0.4 million increase in income was driven by: (1) an increase in gross profit by $2.9 million and (2) a decrease in income tax expense by $1.0 million, which were partially offset by (1) an increase in general and administrative costs of $1.3 million and (2) a decrease from foreign exchange gain of $2.2 million.

The net income for the nine month period ended September 30, 2010, was $0.3 million, which is consistent with the same period of 2009. The difference in the composition of the net income was as follows: (1) a net increase in interest expense and interest income of $0.8 million, (2) a decrease in foreign exchange gain of $3.4 million, (3) an increase in general and administrative expenses of $2.7 million, (4) a decrease in non controlling interest of $0.2 million, which were partially offset by (1) an increase in gross profit of $6.8 million and (2) a decrease in income tax expense by $0.3 million.

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EBITDA

In thousands Canadian $	Third quarter 2010	Third quarter 2009	% Change	Nine months 2010	Nine months 2009	% Change
EBITDA	$6,385	$3,917	63%	$12,671	$5,951	113%
% of Revenue	30%	26%	4pts	32%	21%	11pts

EBITDA for the quarter ended September 30, 2010, was $6.4 million, compared to EBITDA of $3.9 million for the same period in 2009, and EBITDA of $12.7 million for the nine months ended September 30, 2010, compared to EBITDA of $6.0 million for the same period of 2009. The main driver for the increase in EBITDA for the three and nine month periods ended September 30, 2010, compared to the corresponding periods of 2009, were (1) higher stevia revenue and gross profit in 2010 as compared to 2009, and (2) the continuous implementation of the cost reduction strategy in utilization of the proprietary stevia leaf.

For a reconciliation of EBITDA to net income (loss) before taxes and after minority interest under Canadian GAAP, please see “Non GAAP Financial Information” below.

Capital Expenditures (CAPEX)

In thousandsCanadian $	Third quarter 2010	Third quarter 2009	% Change	Nine months 2010	Nine months 2009	% Change
Capex	$1,463	$10,252	(86%)	$4,820	$24,222	(80%)

GLG’s capital expenditures of $4.8 million for the nine month period ended September 30, 2010, reflect a decrease of 80% from $24.2 million in the nine month period ended September 30, 2009. Capital expenditures during the first nine months of 2010 were incurred for the purchase of testing and production equipment ($2.4 million), building improvements ($0.5 million) and construction of waste water treatment facility upgrades at two of the Company’s primary processing plants ($1.9 million).

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Liquidity and Capital Resources

In thousands Canadian $	September 30, 2010	December 31, 2009
Cash and Cash Equivalents	$26,537	$16,018
Working Capital	$5,506	$6,381
Total Assets	$291,474	$229,586
Total Liabilities	$139,847	$84,743
Bank Loans Payable (< One Year)	$100,550	$37,317
Shareholder Loans	$4,085	$7,243
Bank Loans Payable (> One Year)	-	$13,797
Total Shareholder Equity	$151,621	$144,819

Non GAAP Financial Information

The following table provides reconciliation of EBITDA, a non GAAP financial measure, to Canadian GAAP net income.

In thousands Canadian $	Third quarter 2010	Third quarter 2009	Nine months 2010	Nine months 2009
Income (Loss) Before Income
Taxes and Non Controlling	$1,661	$2,219	$113	$299
Interests
Add:
Non Controlling Interest		$42	$17	$122
Depreciation and Amortization	$2,698	$1,549	$7,159	$4,213
Net Interest Expense	$898	$1,260	$2,863	$2,811
Foreign Exchange (Gain) Loss	$261	($1,903)	$179	($3,219)
Non Cash Stock Based
Compensation	$867	$750	$2,340	$1,725
EBITDA	$6,385	$3,917	$12,671	$5,951
% Revenue	30%	26%	32%	21%

Market and Operations 2010 Outlook

Our key operational objectives and progress to date for 2010 are:

1.	Generate sales growth from our direct sales force in key international markets;

Q3 Progress: We believe that this objective has been achieved. The GLG sales team has been successful in signing key distribution agreements in the US, Europe, Mexico, Central America, South America, Austral & New Zealand and India and the Middle East to date. The Company realized material sales from these distribution agreements and anticipate realizing material sales growth beyond 2010 given the multi year term of these agreements.

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2.	Commence operation of new Runhao facilities to increase production capacity and revenues; z

Q3 Progress: This objective has been achieved. Runhao has been put into production early in 2010 and has been a key factor in the increase of GLG’s finished goods capacity, which has grown to 1,000 metric tons RA 97 capacity or 1,500 metric tons of BlendSureTM capacity and the supply of product in 2010.

3.	Harvest enough proprietary leaf in 2010 harvest to satisfy 100% of our production requirements with our proprietary leaf;

Q3 Progress: This objective has been achieved.

4.	Organize stevia growers in partnership with local governments in China to meet expected 2010 stevia demand;

Q3 Progress: This objective has been achieved. GLG’s provision of proprietary seeds to Chinese farmers, rather than stevia seedlings, is very attractive to farmers as GLG’s proprietary seeds are approximately one tenth the cost of stevia seedlings. The Company believes that the introduction of the H2 & H3 seed varieties will provide farmers with greater advantages as the farmers will also see an increase in yield per acre.

5.	Continue to develop additional leaf growing areas;

Q3 Progress: This objective has been achieved. GLG now has 12 stevia growing areas in China, which has increased from 10 as of December 31, 2010. GLG has also commenced agriculture development in India in 2010 through its agreement with Global Agrisystems.

6.	Continue R&D program for high RA yielding seeds and seedlings, process innovation and product use formulations.

Q3 Progress: This objective has been achieved. GLG announced the progress it made on its proprietary H2 and H3 seed strains which increase both the Rebaudioside A content as well as the plant mass. GLG anticipates that these R&D advances are expected to continue to reduce GLG’s production costs in the coming years.

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Market and Key Markets Outlook

Stevia Demand Development – global perspective

There are several factors driving the development of the stevia market opportunity in 2010 and beyond. These factors can be divided into four categories: health, natural products, sugar market and corporate.

The domestic and global increase in obesity and increasing rates and concern for diabetes play a tremendous role for food and beverage makers when they look for ways to contribute to making the consumer healthier. In a recent industry presentation SPINS cited that “health and wellness is a key driver of innovation and variety in the [US] marketplace driven by consumer demand.” 1

For a number of years, the world has been trending to products that are natural and green. The consumer wants foods that are natural, environmentally friendly, and good for them. As First Lady Michelle Obama unveiled in the findings of her Childhood Obesity Task Force report, it is important for GLG to help food and beverage manufacturers formulate new products that are all natural, environmentally friendly and good for consumers.

Developments in the global sugar market are also an important determinant in the Company’s view for the demand for stevia and its stevia extract products. There are important demand developments in the sugar market from developing GDP nations such as China and India that are driving material new demand for sugar. Due in part to these new sources of demands, coupled with supply challenges to meet existing world demand, sugar prices are nearing 30 year highs. London based Czarnikow Sugar recently predicted that global sugar demand would increase to 257 million tonnes by 2030 from 168 million tonnes today, with this increase driven by growing demand from the “rising economic status of top sugar consumers India and China”. These two countries were predicted to represent over 32% of world sugar demand from 2030, with the US and European sugar consumption remaining stable over the same period.2

Stevia’s potential in Beverage Formulations

Stevia holds good potential for beverage formulations. Much of the potential comes not only from a natural, zero calorie product formulation but from natural sugar blends.

GLG sees stevia and sucrose blends as the all natural, low calorie way for consumers to enjoy the ‘”right calorie” choice. This blend is expected to eliminate the need for artificial ingredients. The beverage product not only tastes good but is better for you.

Stevia has already been successful in the water segment, but GLG believes that beverage categories are well suited for stevia as an all natural alternative to sweeten products. It can be used in a blended or zero calorie environment. Beverage manufacturers can blend stevia and sugar reducing the caloric value of their products by 60 to 70 percent while still providing a great product with a natural caloric reduction.

_____________________
1 SPINS Presentation – Canaccord Genuity Healthy Living Conference, August 13, 2010
2 Sugar Demand to Soar to 203 Analysts, Reuters 26/10/2010

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Globally, approximately 82 percent of consumers make a choice to consume all natural products sweetened with sugar, yet this comes with a high caloric impact. Most of these products can be blended with stevia to create great tasting low or no calorie options.

GLG believes the future of stevia is to be the leader of the right calorie market – the market of food and beverages products that would have calories reduced in the 30% to 60 % range and/or are a combination of sugar and stevia extract. We believe all beverage categories are moving to the right calorie segment. The right calorie segment enhances stevia by pairing it with all natural sucrose making it well suited for almost everyone.

Product Developments

The Company has developed a key product line in 2010 known as the BlendSureTM line that it expects will drive a significant share of its revenue growth in the next six to 12 months. This product line meets the two fundamental requirements that the Company believes food and beverage companies have been looking for from a stevia sweetener – (1) tastes Good and is (2) cost effective. The Company’s proprietary product has tested positively from a taste perspective with a number of major food and beverage companies and the price of the Company’s product relative to sugar at current pricing levels shows it to be at or below current sugar pricing, depending on the world market area and formulation. The BlendSureTM product line has recently achieved Self Affirmed GRAS status in the US and it also meets other stevia standards such as JECFA.

With a focus on showcasing all natural, great tasting beverages with lower calories, the Company attended the International Food Technologist (“IFT”) trade show in Chicago on July 17 21 and provided samples of 50% calorie reduced cola and lemon lime drink formulated with BlendSureTM. The reaction from food technologists was very positive and demonstrated its good taste to potential distributors and customers. This product will be sold in all markets that GLG is actively developing since it meets all relevant stevia standards.

China

The Company believes that China presents the largest market opportunity for its high grade stevia products and future growth. There are two opportunities that the Company sees and is currently developing.

(1) Industrial sales of stevia extract for use by the food and beverage Industry China's continued growth in GDP and expansion of its middle class has resulted in strong growth in China's food and beverage Industry. This, in turn, has resulted in strong growth in domestic sugar demand. Domestic production of sugar in China, has not been sufficient to meet the growing demand for sugar in China which has resulted in a shortfall of sugar production. In 2009, China imported over 1.5 million metric tons of sugar worth approximately US$1.1 billion. The latest statistics that the Company has for 2010 show that the shortfall is expected to reach 3 million metric tons of sugar for 2010. This sugar shortage is expected to grow as the population continues to grow and per capita sugar consumption increases.  China has also seen a large increase in health related problems including growth in diabetes and obesity rates.

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As a result of these two major issues, GLG has been in discussions with FXY, its China partner, and the Chinese central government on a plan to address: (a) the domestic sugar shortage, (b) health concerns over too much sugar in the diet and; (c) the creation of more wealth for China's farmers through stevia production. The plan is to provide to the China Sugar Reserve (“CSR”) a blend of sugar and stevia to reduce calories by 50% [relative to traditional natural sugar based sweeteners] for use in food and beverage products in China. We believe that the blended sugar/stevia approach to sweeteners in China offers the following advantages:

A) stevia is more agriculturally efficient compared with sugar as it requires approximately 1/12th the land to grow;

B) stevia provides higher income to farmers than other crops (approximately two to three times).

C) we believe that a sugar/stevia blend (“[Health Sugar]”) is a healthier sweetener, with half the calories of sugar while providing a similar taste and mouth feel sugar. We believe that the use of [Health Sugar] will help to address the growing concerns over obesity and diabetes rates in China; and

D) [Health Sugar] requires fifty percent less sugar to produce, so the blend helps to address the growing sugar shortage issue.

The China Sugar Reserve Opportunity for GLG

Although no definitive agreement has been entered into with respect to the CSR opportunity, based on a series of discussions between CSR, GLG and its partner FXY, the Company expects the CSR opportunity to be developed as follows:

A.	all [Health Sugar] products to meet the specifications of the CSR have now been approved;
B.	FXY has been approved as a supplier to the CSR for these products;
C.	the first phase of delivery for the CSR opportunity is expected to be in 2011;
D.	GLG and its China partner are now working on a delivery plan for the first phase of the opportunity, which is expected to require approximately 500 metric tons of high grade stevia sales from GLG;
E.	the total size of the opportunity that is under discussion is expected to be approximately 5,000 MT of high grade stevia and one million metric tons of sugar; and
F.	the Company is working on the plan to plant sufficient stevia and expand capacity to meet the 5,000 MT high grade stevia requirement.

(2) Zero or reduced calorie consumer products The Company also sees opportunities to directly pursue opportunities in the development and distribution of zero or low calorie food and beverage products in the China market. China’s per capita GDP is expected to grow from RMB 9,315 in 2007 to RMB 28,195 in 2017 and with its expected growth will come increased consumption in the food and beverage sector in China. Since China opened its door to the world in 1978, the China food industry has kept a 13.1% average annual growth rate from 1980 to 2001. In 2001, the total China food industry revenue reached RMB 900 billion (equivalent to about US$ 130 billion). More recently, from 2002 to 2009, the food industry in China kept a 23% average annual growth rate and in 2009, the total revenue reached RMB 4.7 trillion (equivalent to US$ 693 billion). The Company believes that China’s food industry will continue its fast growth for the next 10 20 years, as the Chinese middle class population continues to increase.

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In September the Company announced the signing of an exclusive five year supply agreement with FXY for GLG’s full range of stevia extract products within China. FXY is a privately held Chinese company based in the Xiaogang region in Anhui province. FXY produces consumer products including stevia and stevia/sugar tabletop sweeteners, reduced and zero calorie beverages and food products mainly for the Chinese market. FXY will use GLG’s stevia products in their new zero and half calorie food and beverage products, which are expected to be available in major national distribution chains in China by year end 2010.

Distribution Relationships in Key Markets

Given the significance of the China market opportunity to the Company’s expected future growth, the Company’s distribution arrangements in other key markets will be its main approach to sales outside of China. The Company is on track to deliver material new revenues in 2010 from the key markets it included in its 2010 Outlook published on March 31, 2010. The Company has made several key customer announcements to date in 2010, outlining commercial relationships that are expected to deliver revenues in the key markets highlighted in its 2010 Outlook –South America, Australia, New Zealand, Mexico, the US, India and the Middle East. The Company continues to see global demand for stevia extracts to be used either in a zero calorie application or a blend of sucrose and stevia for reduced calorie/better for you products.

The Company is currently in discussions with other distributors to further its 2010 business development goals, which are expected to be announced throughout the balance of 2010 for Europe and additional agreements in the US market. GLG expects to announce additional distribution agreement contracts in the fourth quarter of 2010.

Business Outlook Summary

1) Sugar is now close to record 30 year prices and we believe that sugar prices will remain high in the future driven by supply shortages and material increases in demand.

2) Global shortages for sugar are now occurring, which are expected to impact most local markets in the world through a combination of supply shortages and higher ingredient prices that food and beverage Companies will need to pay.

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3) Health concerns over obesity and diabetes remain high and are driving both government policy (e.g. Mexico, China) and new product introductions.

4) Natural products market in North America has shown strong growth in the past five years

As a result of these key trends and issues, the Company sees continued strong growth ahead in 2011 and beyond for its products. GLG has been demonstrating in 2010 that a stevia/sugar blend not only meets the tastes requirement for sweeteners, but also is now more cost effective than sugar.

Revenue 2010 Outlook

Key Assumptions in Our Revenue Outlook

1.

Foreign exchange rate assumptions

We have planned our revenue outlook assuming that the Canadian dollar will be at par with the US dollar for 2010. This assumption is based on our review of key exchange rate forecasts from TD, CIBC and RBC. Any material change to this assumption could cause our revenue to be lower than expected.

We have also assumed a five percent appreciation of RMB against the US dollar in 2010. Any material change to this assumption could cause our revenue to be lower than expected. As of September 30, 2010, there has been no material appreciation of the RMB against the USD.

2.

Continued product launches in key markets

Our revenue growth outlook is dependent on continued product launches in key markets including the US, China, Japan, Mexico, India and several South American countries. In addition, our revenue growth outlook is dependent on the ability of our distributors to capitalize on these product launches and generate sales of our products. Any material change to this assumption could cause our revenue to be lower than expected. As of September 30, 2010 we have seen additional product launches in markets that we cover through our customers and distributors in 2010, however, we expect more product development activity in 2011 given the launch of the BlendSure product in July 2010 and sugar price developments in the third quarter of 2010. The increased sugar prices are expected to be seen by consume food and beverage companies mainly in 2011 which the Company expect will make stevia/sugar blends attractive ingredient solutions for these companies.

3.

Continued positive customer acceptance to new stevia sweetened products

Mintel’s 2009 study on Stevia in the US market indicated initial positive response by consumers to the new products launched sweetened by stevia as well as the successful sales penetration key tabletop products such as TruviaTM have achieved since their launch. We have assumed continued positive response by consumers to products sweetened with stevia. Any material change to this assumption could cause our revenue to be lower than expected. As of September 30, 2010, the Company believes that consumer acceptance for stevia sweetened products is progressing well.

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4.

Continued price reductions on stevia extracts expected throughout 2010

We expect continued price reductions for finished high purity stevia extracts driven by cost efficiencies achieved by key industry players and have factored such price decreases into our revenue outlook. Any material change to this assumption could cause our revenue to be lower than expected. As of September 30, 2010, this assumption is valid.

5.

Significant weighting of 2010 revenues in Q3 and Q4, mirroring 2009 revenue profile

We continue to expect to generate 70 to 75% of our 2010 revenue in the third and fourth quarters of 2010. The first and second quarters reflected the annual impact of Chinese New Year on our production, as well as the impact of additional maintenance work conducted at our production facilities (approximately three weeks of production capacity). Runhao was undergoing its GMP certifications and audits during the second quarter of 2010, and did not contribute significantly to finished product during that period. Runhao has since completed its GMP certifications and received these certifications from SGS, which is a well known third party certification agency. As of September 30, 2010, this assumption is valid and our third quarter results reflect the revenue profile originally communicated in the outlook.

6.

Completion of potential contracts with new customers and new distributors

We continue to believe that approximately 50% of our 2010 revenue will come from our primary customer. We believe that the balance of our 2010 revenue will come primarily from (i) distributors with whom we have existing distribution agreements in Japan, Australia, New Zealand, Mexico, South America, China, the US, and Europe, and (ii) new customers and distributors in the US and Europe and elsewhere with whom we are negotiating sales and distribution agreements. We believe these potential new sales and distribution agreements remain the greatest source of uncertainty regarding our revenue outlook because contracts with respect to these arrangements have not yet been made, and may not be, signed. We have made significant progress with respect to many of these opportunities, and have announced definitive distribution agreements in China, India, the Middle East and in the US. However, we have experienced delays in negotiation with respect to larger opportunities for distribution of our products in the US and in Europe, and there is no assurance that we will eventually reach definitive agreements in these situations. In addition, the development of the business of the distributors in Japan, Australia, New Zealand, and South America has been slower than we expected. Accordingly, we have changed our outlook for 2010 revenue to reflect these developments and have lowered guidance for 2010 revenue from C$70 to 80 million to C$65 to 70 million.

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EBITDA 2010 Outlook

The Company is increasing its guidance for EBITDA margin (percentage of revenues) for 2010 from 24 to 26%, to 26 to 30% EBITDA margin on full year revenues. This increase is due to lower than expected RMB to USD currency impact, and better than expected impact from the use of GLG’s proprietary leaf in the first nine months of 2010.

In addition to achieving the revenue targets identified above, the EBITDA margin outlook for 2010 is dependent upon several key assumptions:

1.

We will use 100% of our proprietary leaf starting late in the third quarter of 2010. This assumption is still reasonable as we began using 100% of our proprietary leaf early in the fourth quarter and anticipate that we will continue to use 100% of our proprietary leaf through the remainder of 2010. Any material change to this assumption could cause our EBITDA to be lower than expected.

2.

Leaf prices remain stable around 2009 levels. As of September 30, 2010, leaf costs for the first part of the harvest in 2010 are higher than 2009 by approximately 15%, however we expect that the yield advantages of GLG’s proprietary leaf (30 40% over China common leaf) will offset the higher leaf prices paid. Any material change to this assumption could cause our EBITDA to be lower than expected.

3.

SG&A (excluding stock based compensation and G&A amortization) stays within the range of $8 to $10 million. We continue to expect that SG&A (excluding stock based compensation and G&A amortization), will stay within this range. As of September 30, 2010, this assumption is valid. Any material change to this assumption could cause our EBITDA to be lower than expected.

Capital Expenditures 2010 Outlook

We continue to expect to undertake some key capital projects in 2010, including the completion of our water treatment upgrade program and a new R&D innovation centre. However, the majority of the capital expenditures for the new R&D innovation centre will move from 2010 to 2011, and we are therefore lowering our capital expenditure guidance, for 2010, from $10 to 15 million to $7 to 10 million.

GLG’s Outlook Summary for 2010

In millions Canadian $	Nine Months 2010	Estimate 2010
Revenue	39.6	65-70
EBITDA	13.0	17-21
Capital Expenditures (CAPEX)	4.8	7-10

About GLG Life Tech Corporation

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GLG Life Tech Corporation is a global leader in the supply of high purity stevia extracts, an all natural, zero calorie sweetener used in food and beverages. The Company’s vertically integrated operations cover each step in the stevia supply chain including non GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG’s advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com

Contact: Brian Meadows, Chief Financial Officer
Phone: +1 (604) 641 1368
Fax: +1 (604) 844 2830
Email: ir@glglifetech.com

Forward looking statements: This press release contains certain information that may constitute "forward looking information" and "forward looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward looking statements. Forward looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward looking information should circumstances or management's estimates or opinions change, except as required by law.

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